LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition for the year ended December 31, 2019, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of LPL Financial Holdings Inc. and
the Member of LPL Financial LLC
San Diego, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of December 31, 2019, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

February 21, 2020

We have served as the Company's auditor since 2001.

LPL FINANCIAL LLC
Statement of Financial Condition
December 31, 2019
(in thousands)

ASSETS

Cash and cash equivalents	$	455,076
Cash segregated under federal and other regulations		822,697
Receivables from:		
Clients, net		433,986
Product sponsors, broker-dealers, and clearing organizations		178,922
Advisor loans, net		430,314
Others, net		282,388
Securities owned, trading — at fair value		46,447
Securities borrowed		17,683
Fixed assets, net		320,184
Operating lease assets		1,365
Goodwill		195,153
Intangible assets, net		195,679
Due from affiliates		11,789
Other assets		116,901
Total assets	$	3,508,584

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Drafts payable	$	218,344
Payables to clients		1,058,873
Payables to broker-dealers and clearing organizations		92,002
Accrued commission and advisory expenses payable		173,138
Accounts payable and accrued liabilities		207,486
Due to affiliates		1,777
Unearned revenue		82,787
Securities sold, but not yet purchased — at fair value		176
Operating lease liabilities		1,427
Finance lease liabilities		3,203
Total liabilities		1,839,213
Commitments and contingencies (Note 10)		
MEMBER'S EQUITY		1,669,371
Total liabilities and member's equity	$	3,508,584

See notes to the financial statement.

1.   Organization and Description of the Company

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively, "advisors") in the United States. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services, enabling its advisors to offer independent financial advice and brokerage services to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH" or the "Parent"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with primary offices in Fort Mill, South Carolina; San Diego, California; and Boston, Massachusetts. The Company is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). LPL Financial introduces commodities and futures products to ADM Investor Services Inc. ("ADM"), and all commodities accounts and related positions are held by ADM. LPL Financial is regulated by the CFTC and the NFA.

2.   Summary of Significant Accounting Policies

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, revenue and expense accruals, and other matters that affect the financial statement and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statement.

Reportable Segment

Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process, and regulatory environment.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest and noninterest-bearing deposits, money market funds, and U.S. government obligations.

Cash Segregated Under Federal and Other Regulations

As a broker-dealer carrying client accounts, the Company is required to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other regulations. Held within this account is approximately $100,000 for the proprietary accounts of broker-dealers.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Receivables from and Payables to Clients

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to clients of its advisors to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Payables to clients represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. The Company pays interest on certain client payable balances. At December 31, 2019, $1,014.7 million of the balance represents free credit balances that are held pending re-investment by the clients.

Receivables from clients are generally fully secured by securities held in the clients' account. To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the client or the client's advisor and the Company's historical experience in collecting on such transactions.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts due from clients for the year ended December 31, 2019 (in thousands):

Beginning balance — January 1	$	640
Provision for bad debts, net of recoveries		130
Charge-offs		(655)
Ending balance — December 31	$	115

Advisor Loans

The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based on the advisors' credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over terms of up to ten years provided that the advisor remains licensed through LPL Financial. At December 31, 2019, $326.5 million of the advisor loan balance was forgivable. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date, the remaining balance becomes due immediately. An allowance for uncollectible amounts is recorded using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts for advisor loans for the year ended December 31, 2019 (in thousands):

Beginning balance — January 1	$	5,080
Provision for bad debts, net of recoveries		1,500
Charge-offs		(2,606)
Ending balance — December 31	$	3,974

Receivables from Others

Receivables from others primarily consist of accrued fees from product sponsors and amounts due from advisors. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts due from others for the year ended December 31, 2019 (in thousands):

Beginning balance — January 1	$	8,099
Provision for bad debts, net of recoveries		3,618
Charge-offs		(1,446)
Ending balance — December 31	$	10,271

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased include trading securities, which are carried at fair value. The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds, and municipal bonds) as trading securities. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2019, the Company did not adjust prices received from the independent third-party pricing services.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited, which is determined by comparing the market value of the securities borrowed to the cash loaned, is continuously monitored and is adjusted when considered necessary to minimize the risk associated with this activity.

As of December 31, 2019, the contract and collateral market values of borrowed securities were $17.7 million and $17.2 million, respectively.

Fixed Assets

Internally developed software, leasehold improvements, computers and software, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company charges software development costs to operations as incurred during the preliminary project stage, while capitalizing costs at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2019.

Acquisitions

When acquiring companies, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Accounting for business combinations requires the Company's management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, liabilities assumed, and pre-acquisition contingencies. These assumptions are based in part on historical experience, market data, and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets the Company has acquired include, but are not limited to: (i) future expected cash flows from assets and advisor relationships; and (ii) discount rates.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill or other indefinite-lived intangible assets are quantitatively assessed for impairment, a two-step approach is applied. The Company first compares the estimated fair value of the reporting unit or indefinite-lived intangible asset to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill or other indefinite-lived intangible assets was recognized for the year ended December 31, 2019.

Intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value. There was no impairment of definite-lived intangible assets recognized for the year ended December 31, 2019.

Debt Issuance Costs

Debt issuance costs for the Company's revolving credit facility have been capitalized and are being amortized as additional interest expense over the expected term of the agreement. For additional information, see Note 8. *Debt* - "Credit Facility." These costs are included in other assets and subsequently amortized ratably over the term of the revolving credit facility, regardless of whether there are any outstanding borrowings.

Leases

Lease assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. For additional information, see Note 9. *Leases*.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 10. *Commitments and Contingencies* - "Legal & Regulatory Matters."

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption had no material impact on the Company's recognition of credit losses but will impact the Company's disclosures.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*. ASU 2018-13 removes or modifies certain current disclosures, and requires additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The Company adopted the provisions of this guidance on January 1, 2020. The adoption will not have a material impact on the Company's related disclosures.

In August 2018, the FASB issued ASU 2018-15, *Intangibles-Goodwill and Other-Internal-Use Software (Topic 350): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*, which aligns the accounting for costs to implement a cloud computing arrangement that is a service with the guidance on capitalizing costs for developing or obtaining internal-use software. The Company prospectively adopted the provisions of this guidance on January 1, 2020. The adoption had no material impact on the Company's financial statement.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, *Leases – Targeted Improvements,* which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, including the optional transition method, on January 1, 2019. Operating lease assets and corresponding lease liabilities were recognized on the Company's statement of financial condition. There was no material impact to its statement of income. Refer to Note 9. *Leases,* for additional disclosure and significant accounting policies affecting leases.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

There have been no transfers of assets or liabilities between these fair value measurement classifications during the year ended December 31, 2019.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2019, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company's cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Owned and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios established and managed for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasury obligations, mutual funds, certificates of deposit, and traded equity and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2019, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company's other assets primarily consist of deferred compensation plan assets that are invested in money market and other mutual funds, which are actively traded and valued based on quoted market prices.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2019 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 1,000	$ —	$ —	$ 1,000
Securities owned — trading:				
Money market funds	92	—	—	92
Mutual funds	25,202	—	—	25,202
Equity securities	556	—	—	556
Debt securities	—	151	—	151
U.S. treasury obligations	20,446	—	—	20,446
Total securities owned — trading	46,296	151	—	46,447
Other assets	4,893	942	—	5,835
Total assets at fair value	$ 52,189	$ 1,093	$ —	$ 53,282
Liabilities				
Securities sold, but not yet purchased:				
Equity securities	$ 153	$ —	$ —	$ 153
Debt securities	—	23	—	23
Total securities sold, but not yet purchased	153	23	—	176
Total liabilities at fair value	$ 153	$ 23	$ —	$ 176

4. Receivables from Product Sponsors, Broker-Dealers, and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations

At December 31, 2019, receivables from product sponsors, broker-dealers, and clearing organizations and payables to broker-dealers and clearing organizations were as follows (in thousands):

Receivables:	
Commissions receivable from product sponsors and others	$ 139,615
Receivables from clearing organizations	28,051
Receivables from broker-dealers	1,020
Securities failed-to-deliver	10,236
Total receivables	$ 178,922
Payables:	
Payables to clearing organizations	$ 15,264
Payables to broker-dealers	58,130
Securities failed-to-receive	18,608
Total payables	$ 92,002

5. Fixed Assets

The components of fixed assets were as follows at December 31, 2019 (in thousands):

	Gross Carrying Amount	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 287,615	$ (155,779)	$ 131,836
Computers and software	158,993	(113,997)	44,996
Furniture and equipment	2,458	(716)	1,742
Leasehold improvements	2,182	(1,691)	491
Construction in progress(1)	141,119	—	141,119
Total fixed assets	$ 592,367	$ (272,183)	$ 320,184

(1) Construction in progress includes internal software in development of $133.3 million.

6. Intangible Assets

The components of intangible assets were as follows at December 31, 2019 (dollars in thousands):

	Weighted Average Life Remaining (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Advisor relationships	6.1	$ 271,342	$ (91,392)	$ 179,950
Product sponsor relationships	6.9	31,087	(19,224)	11,863
Client relationships	5.5	12,927	(9,061)	3,866
Total intangible assets		$ 315,356	$ (119,677)	$ 195,679

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were as follows at December 31, 2019 (in thousands):

Accrued compensation	$ 76,028
Accounts payable	43,386
Deferred compensation plan liability	5,283
Other accrued liabilities	82,789
Total accounts payable and accrued liabilities	$ 207,486

8. Debt

Credit Facility

On July 31, 2019, the Company entered into a committed, unsecured revolving credit facility that matures on July 31, 2024 and allows for a maximum borrowing of up to $300.0 million (the "Credit Facility"). The Company incurred approximately $1.5 million in debt issuance costs. Borrowings under the Credit Facility bear interest at a rate per annum ranging from 112.5 to 137.5 basis points over the Federal Funds Rate or Eurodollar Rate, depending on the Parent Leverage Ratio (each as defined in the credit agreement related to the Credit Facility). The credit agreement related to the Credit Facility subjects the Company to certain financial and non-financial covenants. The Company was in compliance with such covenants, and there were no borrowings outstanding on the Credit Facility, as of December 31, 2019.

Bank Loans Payable

The Company maintained three uncommitted lines of credit as of December 31, 2019. Two of the lines have unspecified limits, which are primarily dependent on the Company's ability to provide sufficient collateral. The third line has a $150.0 million limit and allows for both collateralized and uncollateralized borrowings. There were no balances outstanding as of December 31, 2019.

9. **Leases**

Adoption of ASC Topic 842, Leases

On January 1, 2019, the Company adopted ASC Topic 842, Leases ("Topic 842"). Results for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting guidance, ASC Topic 840.

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating and finance leases for a data center and equipment with remaining lease terms of 2 years to 4 years, some of which include options to extend the lease for up to 3 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Finance lease assets are included in fixed assets in the statement of financial condition and at December 31, 2019 were $3.3 million.

Supplemental cash flow information related to leases for the year ended December 31, 2019 was as follows (in thousands):

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$	467
Operating cash flows from finance leases	$	34
Financing cash flows from finance leases	$	1,044

Supplemental weighted-average information related to leases at December 31, 2019 was as follows:

Weighted-average remaining lease term (years):

Finance leases	2.7
Operating leases	3.5
Weighted-average discount rate:	
Finance leases	1.92%
Operating leases	6.48%

Maturities of lease liabilities as of December 31, 2019 were as follows (in thousands):

	Operating Leases		Finance Leases	
2020	$	467	$	1,451
2021		467		1,451
2022		467		373
2023		194		—
Total lease payments		1,595		3,275
Less imputed interest		168		72
Total	$	1,427	$	3,203

10. **Commitments and Contingencies**

Service and Development Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under service contracts and other contractual obligations with initial terms greater than one year as of December 31, 2019 were as follows (in thousands):

2020	$	45,272
2021		20,375
2022		9,499
2023		1,118
2024		516
Thereafter		502
Total	$	77,282

Guarantees

The Company occasionally enters into contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, the Company makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process, which may be forgivable. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor joining the Company. The Company had no significant unfunded commitments at December 31, 2019.

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution and other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statement, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

On May 1, 2018 the Company agreed to a settlement structure with the North American Securities Administrators Association that related to the Company's historical compliance with certain state "blue sky" laws and resulted in aggregate fines of approximately $26.4 million, all of which were covered by the Parent's captive insurance subsidiary's loss reserves. As part of the settlement structure, the Company engaged independent third

party consultants to conduct a historical review of securities transactions and an operational review of the Company's systems for complying with blue sky securities registration requirements, each of which has been completed. The Company also agreed to offer customers remediation in the form of reimbursement for any actual losses, plus interest. As of the date of this annual report, customer remediation remains in process, although the cost is not expected to be material.

Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Other Commitments

As of December 31, 2019, the Company had approximately $347.9 million of client margin loans that were collateralized with securities having a fair value of approximately $487.1 million that it can repledge, loan, or sell. Of these securities, approximately $71.8 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2019, there were no restrictions that materially limited the Company's ability to repledge, loan, or sell the remaining $415.3 million of client collateral.

Trading securities on the statement of financial condition at December 31, 2019 include $20.5 million pledged to clearing organizations.

11. Employee Benefit Plan

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan, and employees are eligible for matching contributions after completing six months of service. For eligible employees, the Company matches up to 75% of the first 8% of an employee's designated deferral of their eligible compensation.

The Company participates in an employee stock purchase plan (the "ESPP"), sponsored by LPLFH, through which eligible employees are able to purchase common stock of LPLFH at a discount from the market price through payroll deductions, subject to limitations. The ESPP provides for a 15% discount on the market value of LPLFH's stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period).

12. Related Party Transactions

In addition to transactions discussed elsewhere in the notes to the financial statement, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenues for services provided and incurs expenses for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has intercompany service agreements to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreements, the Company also receives client support services.

Included in the intercompany service agreements are other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2019 included, but were not limited to, payables resulting from the Company's allocated employee healthcare self-insurance costs, allocated occupancy costs, and various other business transactions with commonly controlled entities of LPLFH.

The Company has related party transactions with certain significant shareholders of the Parent's common stock. Additionally, the Company provides services and charitable contributions to the LPL Financial Foundation, an organization that provides volunteer and financial support within the Company's local communities. As of December 31, 2019 the Company had a $6.9 million insurance receivable from the Parent's captive insurance subsidiary.

13. **Net Capital and Regulatory Requirements**

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital. The net capital rules also provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is a clearing broker-dealer and, as of December 31, 2019, had net capital of $109.7 million with a minimum net capital requirement of $9.3 million. As of December 31, 2019, LPL Financial has met all capital adequacy requirements to which it is subject.

14. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk**

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the advisor's client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its advisors' clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as, and if issued securities. When, as, and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times hold equity securities on both a long and short basis that are recorded on the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

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